ANNUAL GENERAL MEETING

2011 Annual General Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2011 Annual General Meeting of the Shareholders of

CanAlaska Uranium Ltd.

will be held at

90 Adelaide Street West - 6th floor

Toronto, Ontario, Canada M5H 3V9

on

Wednesday September 28th, 2011

at

1:30 p.m. Eastern Time

CanAlaska Uranium Ltd.

1020 - 625 Howe Street

Vancouver, British Columbia, V6C 2T6, Canada

Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of CanAlaska Uranium Ltd. (the “Company”) will be held at 90 Adelaide Street West, 6th floor, Toronto, Ontario, Canada, on Wednesday September 28, 2011, at 1:30 p.m. (Eastern Time) for the following purposes:

1.

to receive the consolidated financial statements of the Company, for the fiscal year ended April 30, 2011, and the auditors’ report thereon;

2.

to re-appoint Deloitte & Touche LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration;

3.

to set the number of directors at seven (7);

4.

to elect directors for the ensuing year; and

5.

to transact any other business which may properly come before the Meeting.

Management’s Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 12th day of August, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.

1020 – 625 Howe Street

Vancouver, British Columbia, Canada, V6C 2T6

Telephone No.:  604-688-3211 Fax No.: 604-688-3217

INFORMATION CIRCULAR

(as at August 12, 2011, unless indicated otherwise)

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday September 28, 2011, at 90 Adelaide Street West - 6th Floor, Toronto, Ontario, Canada, at 1:30 p.m. (Eastern Time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of the registrar and transfer agent of the Company, CIBC Mellon Trust Company, at 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, Canada, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, Canada, V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, and except for the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer of the Company, any proposed nominee for election to the board of directors, or associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the re-appointment of an auditor.

RECORD DATE

The Company has set the close of business on August 9, 2011 as the record date (the “Record Date”) for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting subject to the provisions described above.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (referred to herein as the “common shares” or the “shares”) of which 20,253,136 shares are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, and based on the Company’s review of the records maintained by CIBC Mellon Trust Company and of the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) as at the Record Date, the following shareholders beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	15,480,262	76%

Notes:

(1)

CDS & Co. is a depository of securities.  The information as to the beneficial ownership of the shares registered in the name of CDS & Co. is not within the knowledge of the Company and the number of shares registered to each was extracted from the Central Securities Register of the Company maintained by CIBC Mellon Trust Company.

ELECTION OF DIRECTORS

Set Number of Directors

The board of directors of the Company (the “Board”) presently consists of seven directors.  At the Meeting, management will propose a resolution to set the number of directors for the ensuing year at seven .

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Province/State and Country of Residence and Position	Principal Occupation	Director of the Company Since	Shares Beneficially Owned(1)
Peter Dasler Tsawwassen, BC, Canada President, CEO & Director	President, CEO and Director of the Company (2004-present).	September 20, 2006	150,737 (6)
Emil Fung West Vancouver, BC, Canada VP Corporate Development & Director	Vice President of Corporate Development and Director of the Company (2007-present); Consultant and employee of the Company (2005-2007).	June 28, 2007	56,489
Hubert Marleau(2)(3)(5) Montreal, QC, Canada Director	Independent Director of the Company (1996-present); Founder and Chairman of Palos Capital Corp. (1998-present); and Director of several other public companies.	April 17, 1996	nil
Jean Luc Roy (2)(3)(5) Burkina Faso, Africa Director	Independent Director of the Company (2007-present); Former President and CEO of El Nino Ventures Inc.(2006-2009); Manager for SOMISY SA (2008 – 2009); COO of Ampella Mining Limited (2009 – present).	October 31, 2007	5,700

Name, Province/State and Country of Residence and Position	Principal Occupation	Director of the Company Since	Shares Beneficially Owned(1)
Amb. Thomas Graham Jr.(3)(4) Bethesda, MD Chairman & Director	Appointed Chairman of the Board June 3, 2011. Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997-present); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.)(2006-present).	March 30, 2007	20,000
Victor Fern(4)(5) Fond du Lac, SK, Canada Director

Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present); mill training foreman and a mill process operator for Cameco Corporation; Former Chief of the Fond Du Lac Denesuline First Nation (2005–2007).

		March 25, 2008	nil
Michael E. Riley(2)(4)(5) Surrey, BC, Canada Director

Independent Director of the Company since June 3, 2011;  Director and Chair of Audit Committee of BC Lottery Corporation and Primero Mining Corp. (2010 – present); Director of Vancouver Symphony Society; Director of BCAA Road Safety Foundation; former audit partner with Ernst & Young LLP (1985 – 2006).

		June 3, 2011	nil

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee.

(4)

Denotes member of the Corporate Governance Committee.

(5)

Denotes independent director of the Company.

(6)

Of the 150,737 shares beneficially owned by Peter Dasler, 107,157 are held directly and 43,580 are held by Bay Geological Inc. a private company wholly-owned by Mr. Dasler.

None of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

In August 2003, Mr. Marleau sought registration as a Financial Advisor with the Commission des valeurs mobilières du Québec(“CVMQ”), and duly filed an application for said purpose at that time. On November 13, 2003, Mr. Marleau and Gestion Palos Inc. undertook with the CVMQ to cease acting as dealers or advisors until such time as Gestion Palos Inc. was registered with the CVMQ as an advisor. Such registrations were granted by the CVMQ on December 15, 2003.

Mr. Marleau was:

•

Required by the TSX Venture Exchange, on September 3, 2003, to complete a workshop prior to acting as an officer of Stanstead Capital Inc.

•

Fined by the AMF, on June 29, 2006, with an administrative penalty for late filings of insider reports in relation to acting as a director of Plexmar Resources Inc.

•

Required by the TSX Venture Exchange, in May 2007, to submit an undertaking to the TSX Venture Exchange concerning the submission in a true and correct manner of all future Personal Information Forms in relation to acting as director of Artevo Corporation.

•

Fined by the AMF, on October 12, 2007, with an administrative penalty for late filings of insider reports in relation to acting as a director of Mitec Telecom Inc.

•

Fined by the AMF, on September 21, 2009, with an administrative penalty for late filings of insider reports in relation to acting as a director of Warnex Inc. and Niocan Inc.

•

Reprimanded by the TSX Venture Exchange, on May 12, 2011, for the breach of his 2007 undertaking to the TSX Venture Exchange; required to attend a workshop; required to pay a fee of $3,000; required to provide a written acknowledgement that he had read the TSX Venture Exchange correspondence and that the 2007 undertaking remains in effect.

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

Mr. Marleau was a director of Malette International Inc. (“Malette”) a reporting issuer listed on the Toronto Stock Exchange Venture Exchange when, on February 26, 2007, Malette Industries Inc., a wholly-owned subsidiary of Malette, filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act. On February 27, 2007, a creditor of Malette Hardwood Flooring Inc., another subsidiary of Malette, obtained a receivership order from the Superior Court of Québec. On February 2, 2007, the Autorité des marches financiers issued a cease trade order against Malette for its failure to file financial statements for the year ended September 30, 2006. Effective March 1, 2007, Mr. Marleau resigned from the board of directors of Malette.

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

In this Information Circular:

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer (“NEO”) means each of the following individuals:

(a)

a CEO;

(b)

a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

“closing market price” means the price at which the Company’s security was last sold, on the applicable date in the security’s principle marketplace in Canada;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Named Executive Officers

During the financial year ended April 30, 2011, the Company had the following NEOs: Peter Dasler, President and CEO; Ram Ramachandran, CFO; Emil Fung, Vice President, Corporate Development; and Karl Schimann, Vice President, Exploration.

Compensation Discussion & Analysis

Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s compensation committee (the “Compensation Committee”).  The Compensation Committee reviews, on an annual basis, the cash compensation, performance and overall compensation package for each NEO.  The Compensation Committee then presents its findings and any recommendations to the Board for consideration and, if acceptable to the Board, approval.  The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.  Once the base salary has been established it will be reviewed by the Compensation Committee on an annual basis. For further details see “Termination and Change of Control Provisions” of this Information Circular.

The Company’s executive officers are also eligible for annual bonuses.  Bonuses are generally based on overall success in obtaining the financial goals and exploration objectives of the Company during the calendar year and largely upon the Company’s cash position.

The Company has renewed a consulting agreement with Ram Ramachandran (dba 1530622 Ontario Inc.) to provide Chief Financial Officer services for a period of one year effective June 1, 2011.  The Company has agreed to pay an annual fee of $70,000 for production of the interim and annual financial statements and management discussion and analysis, production of the Form 20F and liaison with the Company’s auditors, IFRS conversion and restatement.  The fee for the design and implementation of internal controls and internal audit systems will be determined dependant upon agreed deliverables.  This consulting agreement may be terminated by either party with 30 days written notice.

Performance Graph

The common shares of the Company commenced trading on the TSX on June 21, 2011 under the symbol “CVV”.  The following chart compares the total cumulative shareholder return for CDN $100 invested in common shares of the Company on April 30, 2007, with the cumulative total return of the S&P/TSX Composite Index (formally the TSE 300 Composite Index) for the period from April 30, 2007 to April 30, 2011.  The performance of common shares of the Company as set out in the graph does not necessarily indicate future price performance.

CanAlaska Uranium Performance Graph
120.00
100.00
80.00
60.00
40.00
20.00
-
4/30/2007
4/30/200
4/30/200
4/30/2010
CVV
S&P/TSX

	Apr. 2007	Apr. 2008	Apr. 2009	Apr. 2010	Apr. 2011
S&P/TSX Composite Index	$100.00	$103.88	$69.50	$91.01	$103.94
CanAlaska Uranium	$100.00	$37.31	$23.88	$22.39	$12.54

Over the five year period set forth in the performance graph above, executive compensation for the Company has increased commensurate with the increasing complexity and growth of the Company’s operations.  In addition, there is a correlation between the total compensation of the NEOs to the Company’s five year common share price trend because long-term incentive compensation constitutes a significant portion of their respective total compensation.

Option Based Awards

The Company maintains a stock option plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval.  Previous grants of option-based awards are taken into account when considering new grants.  See “Narrative Discussion” under “Incentive Plan Awards” below for details of the Company’s stock option plan.

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position (a)	Year Ended April 30 (b)	Salary ($) (c)	Option-based awards ($)(3) (e)	Non-equity incentive plan compensation ($) (f)		All other compensation ($) (h)	Total compensation ($) (i)
				Annual incentive plans (f1)	Long-term incentive plans (f2)
Peter Dasler President, CEO and Director	2011 2010 2009	191,016 181,920 173,250	29,769 108,133 60,661	28,750 50,853 Nil	Nil Nil Nil	Nil Nil Nil	249,535 340,906 233,911
Ram Ramachandran CFO(1)	2011 2010	80,000 6,667	15,835 Nil	2,000 Nil	Nil Nil	Nil Nil	97,835 6,667
Emil Fung Vice President Corporate Development	2011 2010 2009	191,016 181,920 173,250	6,334 53,308 60,661	28,750 48,300 Nil	Nil Nil Nil	Nil Nil Nil	226,100 283,528 233,911
Karl Schimann(2) Vice President Exploration	2011 2010 2009	175,975 179,960 174,850	59,538 35,250 60,661	28,750 57,500 Nil	Nil Nil Nil	Nil Nil Nil	264,263 272,710 235,511

Notes:

 (1)

Mr. Ramachandran was appointed CFO of the Company on April 1, 2010.  Mr. Ramachandran’s compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.

(2)

Mr. Schimann’s compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.

(3)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Risk-free rate:               1.25% to 1.92%

Expected Life               1.3 to 3.0 years

Expected volatility       102% to 113%

Expected dividends      0%

Narrative discussion

The Company has entered into employment agreements with three of its NEOs.  For details of these agreements refer to “Termination and Change of Control Benefits” in this Information Circular.

At the September 23, 2010 Annual General and Special Meeting of the shareholders, the Company received disinterested shareholder approval to re-price all of the qualifying outstanding stock options to the minimum exercise price permitted by the TSX Venture Exchange (the “TSX-V”) of $0.10 per share, and to consolidate the share capital of the Company on a ten old for one new basis.  Subsequent to the meeting, all qualified employee, director, officer and consultant incentive stock options were re-priced to an exercise price of $0.10 per share.  On November 8, 2010 the shares of the Company were consolidated on a ten old for one new basis, which then resulted in a further adjustment to the exercise price of all outstanding stock options to $1.00 per share.

INCENTIVE PLAN AWARDS

Outstanding Share-Based and Option-Based Awards

The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2011, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	44,000 10,000 10,000 60,500 81,000 35,000 90,000 22,500 47,000	$1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.50 $1.00	Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Dec 3/14 Apr 30/14 Oct 31/13	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil
400,000
Emil Fung Vice President Corporate Development	44,000 10,000 20,000 150,000 81,000 35,000 15,000 15,000 10,000	$1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.00 $1.50 $1.00	Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13 Oct 31/13	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil
380,000
Karl Schimann Vice President Exploration	20,250 6,500	$1.00 $1.50	Jan 25/14 Apr 30/13	Nil Nil	Nil Nil	Nil Nil
26,750
Ram Ramachandran CFO	25,000	$1.00	Oct 31/13	Nil	Nil	Nil
25,000

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2011:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	110,340	Nil	Nil
Ram Ramachandran	15,835	Nil	Nil
Emil Fung	39,817	Nil	Nil
Karl Schimann	90,801	Nil	Nil

Notes:

(1)

The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.84 per share is the closing price of the Company’s shares at April 29, 2011.

 Narrative Discussion

The disinterested shareholders of the Company approved a stock option plan (the “Plan”) at the Annual General Meeting of shareholders held on September 23, 2010. The Plan increased the maximum aggregate number of common shares of the Company which may be reserved for issuance under the Plan to 34,000,000 common shares, which represented approximately 20% of the issued and outstanding common shares of the Company at that date.  In addition, the exercise price of all of the qualified stock options outstanding under the Plan as at September 23, 2010 were adjusted to the minimum exercise price permitted by the TSX-V of $0.10 per share.

On November 8, 2010 the Company consolidated its share capital on a ten old for one new basis resulting in the maximum shares issuable under the Plan having been reduced to a maximum issuable of 3,400,000 shares and the exercise price of the outstanding stock options were adjusted accordingly to the exercise price of $1.00 per share.

The principal purpose of the Plan is to give directors, officers, employees and consultants the opportunity to participate in the profitability and growth of the Company by granting to such individuals options, exercisable over periods of up to ten years as determined by the Board, to buy shares of the Company at a price not less than the closing market price of the Company’s shares on the day preceding the date of granting of the option.

The Plan :

(a)

provides that the maximum aggregate number of common shares reserved for issuance under the Plan and all other share compensation arrangements of the Company is 3,400,000 common shares, representing approximately 17% of the Company’s current issued and outstanding shares;

(b)

provides that if an option expires:

(i)

during a period (a “Blackout Period”) in which the Company has imposed restrictions on trades in its securities by its directors, officers or employees, the expiry date will be a date which is 10 business days after expiry of the Blackout Period; or

(ii)

immediately following a Blackout Period, the expiry date will be a date which is 10 business days after expiry of the Blackout Period less the number of business days between the date of expiry of the option and the date on which the Blackout Period ends;

The expiry dates for Blackout Periods are subject to the discretion of the board of directors;

(c)

provides for accelerated vesting of options on a sale of all or substantially all of the assets of the Company, or a change of control of the Company;

(d)

provides that, to the extent the grant or exercise of an option gives rise to any tax or other statutory withholding obligations, prior to the delivery of an option or any common shares being acquired upon the exercise of an option, as the case may be, the Company may require an optionee to remit to the Company a cash payment, or may withhold from any remuneration or consideration payable to an optionee, an amount sufficient to pay any tax or other statutory withholding obligations associated with the grant or exercise of an option;

(e)

provides that the directors may amend the Plan or any option without shareholder approval, subject to any necessary approvals required by securities regulators or the Exchange Policies, amend, suspend, terminate or discontinue the Plan or the terms of any option granted under the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all optionees, impair the rights and entitlements of any optionee pursuant to a then-outstanding option unless such amendment is the result of a change in the Exchange Policies, and without limiting the generality of the foregoing, may:

(i)

amend the time or times that the shares subject to each option will become purchasable by an optionee, including accelerating the vesting terms, if any, applicable to an option;

(ii)

amend the process by which an optionee who wishes to exercise his or her option can do so, including the required form of payment for the shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(iii)

reduce the exercise price or extending the term of an option, other than an option held by an insider of the Company;

(iv)

amend the terms of the Plan relating to the effect of termination, cessation or death of an optionee on the right to exercise options (including options held by an insider of the Company);

(v)

make any amendments of a typographical, grammatical or clerical nature; and

(vi)

make any amendments necessary to bring the Plan into compliance with applicable securities and corporate laws and the Exchange Policies;

(e)

provides that an option commitment, in a prescribed form, be completed and delivered to each optionee detailing the terms of options granted under the Plan including vesting terms, if any.

The Plan is administered by the Compensation Committee of the Company.  Management will make recommendations to the Compensation Committee for proposed allocations.  Once the Compensation Committee approves the allotment, the proposed issuance is forwarded to the Board for acceptance.

The full text of the Plan is available by contacting the Company and has been posted on SEDAR at www.sedar.com and EDGAR at www.edgar.com .

The current status of the Plan is as follows:

Shares issued upon exercise of incentive stock options	-	419,250
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	1,890,000 1,090,750

TOTAL		3,400,000

Management believes that incentive plan awards are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently an industry standard.

Termination and Change of Control Provisions

Dasler Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Peter Dasler (the “Dasler Employment Agreement”) with respect to Mr. Dasler’s position as the President, CEO and a director of the Company, pursuant to which Mr. Dasler is entitled to a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee must be the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $191,016 on May 1, 2010.  Mr. Dasler is entitled to receive performance bonuses, participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $28,750 was paid to Mr. Dasler during the Company’s financial year ended April 30, 2011.  The term of the Dasler Employment Agreement is for five years, terminating on March 2, 2013.  The Dasler Employment Agreement may be terminated by Mr. Dasler or by the Company at any time by providing 90 days written notice.

In addition to the Dasler Employment Agreement, the Company and Mr. Dasler have also entered into a contingency agreement (the “Contingency Agreement”) which will govern the termination or modification of Mr. Dasler’s employment in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement.  Pursuant to the Contingency Agreement, if Mr. Dasler employment is terminated without cause, or adversely modified, as a result of such change of control, Mr. Dasler is entitled to compensation for loss of employment in an amount equal to the lesser of (a) three times Mr. Dasler’s annual compensation under the Dasler Employment Agreement (which amount includes the annual fee payable to Mr. Dasler; any bonuses which the Board estimates would have been payable to Mr. Dasler; and one-half of the value of all salaries, bonuses and benefits which were paid or payable to Mr. Dasler during the 24 months preceding termination)(up to a maximum payable of $660,000); or (b) a lump sum payment equal to the compensation that Mr. Dasler would have received or earned if he had continued working until his retirement.  The term of the Contingency Agreement is for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Dasler or the Company 90 days prior to renewal.

Fung Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Emil Fung (the “Fung Employment Agreement”) with respect to Mr. Fung’s position as the Vice President – Corporate Development and a director of the Company, pursuant to which Mr. Fung is entitled to a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee must be the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $191,016 on May 1, 2010.  Mr. Fung is entitled to receive performance bonuses, participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $28,750 was paid to Mr. Fung during the Company’s financial year ended April 30, 2011.  The term of the Fung Employment Agreement is for five years, terminating on March 2, 2013.  The Fung Employment Agreement may be terminated by Mr. Fung or by the Company at any time by providing 90 days written notice.

In addition to the Fung Employment Agreement, the Company and Mr. Fung have also entered into a contingency agreement (the “Contingency Agreement”) which will govern the termination or modification of Mr. Fung’s employment in the event that a change of control of the Company occurs during the term of the Fung Employment Agreement.  Pursuant to the Contingency Agreement, if Mr. Fung employment is terminated without cause, or adversely modified, as a result of such change of control, Mr. Fung is entitled to compensation for loss of employment in an amount equal to the lesser of (a) three times Mr. Fung’s annual compensation under the Fung Employment Agreement (which amount includes the annual fee payable to Mr. Fung; any bonuses which the Board estimates would have been payable to Mr. Fung; and one-half of the value of all salaries, bonuses and benefits which were paid or payable to Mr. Fung during the 24 months preceding termination)(up to a maximum of $660,000); or (b) a lump sum payment equal to the compensation that Mr. Fung would have received or earned if he had continued working until his retirement.  The term of the Contingency Agreement is for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Fung or the Company 90 days prior to renewal.

Schimann Consulting Agreement

Effective March 3, 2008, the Company entered into a consulting agreement (the “Schimann Consulting Agreement”) with Schimann Consulting Inc. (“Schimann Consulting”) a company in which Mr. Karl Schimann, Vice President of Exploration, holds a beneficial interest.  The Schimann Consulting Agreement is for a five year term ending March 2, 2013.  Pursuant to the Schimann Consulting Agreement, Schimann Consulting was paid a fee of $650 per day for consulting services provided to the Company by Mr. Schimann.  The daily rate was increased to $715 on May 1, 2010.  The fee is subject to an annual review by the Compensation Committee and Mr. Schimann is entitled to receive incentive stock options or bonuses as authorized by the Compensation Committee and approved by the Board.  A management bonus of $28,750 was paid to Mr. Schimann during the financial year ended April 30, 2011.  The Schimann Consulting Agreement may be terminated by Schimann Consulting Inc. or the Company by providing 90 days written notice.

In addition to the Schimann Consulting Agreement, the Company and Mr. Schimann have also entered into a contingency agreement (the “Contingency Agreement”) which will govern the termination or modification of Mr. Schimann’s consulting agreement in the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement.  Pursuant to the Contingency Agreement, if Mr. Schimann’s agreement is terminated without cause, or adversely modified, as a result of such change of control, Mr. Schimann is entitled to compensation for loss of employment in an amount equal to the lesser of (a) three times Mr. Schimann’s annual compensation under the Schimann Consulting Agreement (which amount includes the annual fee payable to Mr. Schimann; any bonuses which the Board estimates would have been payable to Mr. Schimann; and one-half of the value of all consulting fees, bonuses and benefits which were paid or payable to Mr. Schimann during the 24 months preceding termination)(up to a maximum of $615,000); or (b) a lump sum payment equal to the compensation that Mr. Schimann would have received or earned if he had continued working until his retirement.  The term of the Contingency Agreement is for an initial period of five years commencing on March 3, 2008, with automatic renewals for consecutive periods of one year unless terminated by either Mr. Schimann or the Company 90 days prior to renewal.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors other than the NEOs (the “Other Directors”) during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	$14,650	Nil	18,210	Nil	Nil	32,860
Amb. Thomas Graham Jr.	$23,660(2)	Nil	11,084	Nil	Nil	37,744
Jean Luc Roy	$16,400	Nil	17,418	Nil	Nil	33,818
Victor Fern	$12,700	Nil	17,418	Nil	Nil	30,118

Notes:

(1)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Risk-free rate:               1.25% to 1.92%

Expected Life               1.3 to 3.0 years

Expected volatility       102% to 113%

Expected dividends      0%

(2)

Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 0.9464 as of April 29, 2011.

Narrative Discussion

Amb. Thomas Graham Jr. is paid an all inclusive annual director’s fee of US $25,000 converted to Canadian dollars ($23,660) using the exchange rate of 0.9464 as at April 29, 2011.  The Other Directors are paid an annual retainer fee of $15,000 per year.  The chairman of the Audit Committee receives an additional $2,500 per year and the Compensation and Corporate Governance Committee Chairs receive an additional $1,500 per year.  In addition, a meeting fee of $700.00 is paid for each Board meeting attended and a fee of $600.00 is paid for each committee meeting attended.

The Other Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors as at the year ended April 30, 2011, and includes awards granted to the Other Directors in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Amb. Thomas Graham Jr.	50,000 15,000 7,500 17,500	$1.00 $1.00 $1.00 $1.00	Mar 30/12 Jan 25/14 Apr 30/14 Oct 31/13	nil	nil	nil
90,000
Hubert Marleau	3,750 1,000 44,000 15,000 7,500 28,750	$1.00 $1.00 $1.00 $1.00 $1.00 $1.00	Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13	nil	nil	nil
100,000
Jean Luc Roy	10,000 40,000 15,000 7,500 27,500	$1.00 $1.00 $1.00 $1.00 $1.00	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14 Oct 31/13	nil	nil	nil
100,000
Victor Fern	50,000 15,000 7,500 27,500	$1.00 $1.00 $1.00 $1.00	Mar 24/13 Jan 25/14 Apr 30/14 Oct 31/14	nil	nil	nil
100,000

Notes:

(1)

Disclose the aggregate dollar amount of in-the-money unexercised options held at the end of the year. Calculate this amount based on the difference between the market value of the securities underlying the instruments at the end of the year, and the exercise or base price of the option.  The Company’s common shares closed at $0.84 per share on April 29, 2011 therefore the in-the-money options are nil.

(2)

On July 25, 2011 the Company granted incentive options to Michael Riley for the purchase of 100,000 common shares at a exercise price of $1.00 per share for a three year period from the grant date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Hubert Marleau	24,150	Nil	Nil
Amb Thomas Graham Jr.	17,024	Nil	Nil
Jean Luc Roy	23,358	Nil	Nil
Victor Fern	23,358	Nil	Nil

Note:

(1)

The value of the option-based awards – vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.84 per share is the closing price of the Company’s shares at April 30, 2011.   The exercise price of the option is $1.00 per share.

Pension Plan Benefits

As at the year ended April 30, 2011, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the Other Directors.

Directors and Officers Insurance

The Company subscribes to a Directors and Officers Liability Insurance to a limit of $5,000,000 per claim.  The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company.  In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the financial year ended April 30, 2011, the Plan was the only equity compensation plan under which securities were authorized for issuance.  The following table sets forth information with respect to the Plan as at the year ended April 30, 2011.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Stock Option plan approved by securityholders	1,790,000	1.03	1,190,750
Equity compensation plans not approved by the securityholders	-	-	-
Total	1,790,000		1,190,750

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian securities regulatory authorities requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.  The Company has adopted a Corporate Governance Policy, a copy of which is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com .  A copy of the policy may also be obtained by contacting the Company (see “Additional Information”).

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, four of the seven members of the Board are independent.  The members who are independent are Hubert Marleau, Jean Luc Roy, Victor Fern and Michael Riley.  These directors are independent as they have no direct or indirect material relationship with the Company.

Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (President and Chief Executive Officer).  Emil Fung is not independent by virtue of the fact that he is an executive officer of the Company (Vice President Corporate Development).  Amb. Thomas Graham Jr. is not independent by virtue of the fact that he is an executive officer of the Company (Chairman of the Board).

Other Principle Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau

A.I.S. Resources Limited (AIS-V)

Buzz Telecom (BZZ)

FRV Media (FRV.H)

Gobimin Inc. (GMN)

Greystar Resources Ltd. (GSL)

Huntington Exploration Inc. (HEI)

Maudore Minerals Ltd. (MAO)

Mitec Telecom Inc. (MTM)

Niocan Inc.(NIO)

Woulfe Mining Corp. (WOF)

Uni-Select Inc. (UNS)

Name of Director	Reporting Issuer(s) or Equivalent(s)
Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR) Mexco Energy Corporation (MXC)
Name of Director	Reporting Issuer(s) or Equivalent(s)
Jean Luc Roy	Ampella Mining Limited (AMX)
Name of Director	Reporting Issuer(s) or Equivalent(s)
Michael Riley	Primero Mining Corp. (P)

The independent directors of the Company do not hold regularity scheduled meetings at which the non-independent directors and members of management are not in attendance.  The Chairman of the Board is Amb. Thomas Graham Jr..

Directors Attendance Record

Meetings Held During the Reporting Period	Jean Luc Roy	Hubert Marleau	Thomas Graham Jr.	Victor Fern
Board Meeting	3 of 3	2 of 3	2 of 3	3 of 3
Audit Committee	4 of 4	4 of 4	4 of 4	n/a
Compensation Committee	1 of 1	1 of 1	1 of 1	n/a
Corporate Governance Committee	n/a	1 of 1	1 of 1	1 of 1

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent Directors are in attendance at all Board meetings.  The Chairman encourages open and candid discussions among the independent directors and when it is appropriate the non-independent directors may be asked to leave the Board room during particular discussions.  At the Audit Committee meetings held for the approval of the Company’s audited financial statements and MD&A, the Chairman of the Audit Committee holds an on-camera meeting with the auditors without management being present.

Board Mandate

The Corporate Governance Committee has the responsibility to adopt and manage a written mandate which outlines and acknowledges the responsibly of all board members.  The mandate discusses establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of conflicts of interest and disclosure policies.  A copy of the board mandate can be found on the Company’s website at www.canalaska.com .

Position Descriptions

The Board has not developed written position descriptions for the Chair of the board or for the chairs of each board committee.  The roles and responsibilities are delineated by way of the Governance Policies, the Charters of each respective Committee and at the regularly scheduled board meetings.

The Board has not developed a written position description for the CEO.  The Board delineates the role and responsibility of the CEO through strategic planning sessions that occur at the scheduled Board meetings.

Orientation and Continuing Education

New Directors are provided with copies of previous board minutes and key documents including the Company’s Disclosure Policy, Code of Ethics, Whistle Blower Policy and Health and Safety Policy.  New directors are made familiar with the Board Mandate, and the Governance Policies that are posted on the Company’s web site.  New directors are encouraged to ask questions to clarify any issues that they may have with respect to theirs roles and responsibilities as a director. The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise

Code of Ethics

The Company has adopted a Code of Ethics (“Code”) which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors.  The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  A copy of the Code is provided to all individuals associated with the Company including outside contractors.

The Code establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and health and safety.  A whistle blower system for reporting violations to the Code has been established and is routinely revisited during regular employee meeting and orientations.

A copy of the Code is available on the Company’s website at www.canalaska.com and on SEDAR at www.sedar.com or by contacting the Company directly (see “Additional Information”).

Nomination of Directors

There currently is not a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

The Committees of the Board include:

•

Corporate Governance Committee

•

Compensatiojn Committee

•

Audit Committee

Corporate Governance Committee

The Corporate Governance Committee is currently comprised of three directors; Michael Riley, Chairman, Amb. Thomas Graham Jr. and Victor Fern.  Mr. Riley replaced Hubert Marleau as chairman of the committee on June 3, 2011.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

•

Identify suitable corporate governance policies

•

Regulate board organization and other committee structures

•

Assess potential candidates for nomination to the Board

•

Review the performance of the Board

•

Oversee selection and appointment of the CEO

•

Develop suitable policies for management succession

•

Specify Board composition and qualifications

Compensation Committee

The Company’s Compensation Committee is comprised of three directors: Jean Luc Roy, Hubert Marleau and Amb. Thomas Graham Jr.  During fiscal 2011, none of these directors were officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the committee with fulfilling its responsibilities.  The main duties of the Committee include:

•

review the compensation and benefits of the directors and executive officers;

•

review and recommend the compensation of the CEO, and other senior management;

•

review and recommend, subject to Board approval, stock option allocations to employees and management;

•

review and authorise public disclosure of executive compensation;

•

approve any special compensation arrangements;

•

review compensation practices annually or as required; and

•

review the charter on an annual basis.

Audit Committee

Pursuant to the provisions of NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, all of whom must be independent.  The Company must also have a written charter which sets out the duties and responsibilities of its Audit Committee.

Audit Committee Charter

The Audit Committee Charter is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com, and on EDGAR at www.edgar.com .  A copy of the Audit Committee Charter may also be obtained by contacting the Company (see “Additional Information”).

Composition of the Audit Committee

The Audit Committee is composed of three independent, financially literate directors, Jean Luc Roy, Michael Riley. and Hubert Marleau.  Mr. Roy is the Chairman of the Audit Committee and is the financial expert.  All of these Audit Committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As managing director for First Quantum Minerals, Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is the former President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

Mr. Marleau is the founder and Chairman of Palos Capital Corporation since 1998. He has over 40 years of experience in the business and financial community.  Mr. Marleau has structured many mergers and acquisitions as well as designed and created numerous financial transactions in Canada.  He sits on the board of directors of several public companies.

Mr. Michael Riley is a Chartered Accountant was a former audit partner with Ernst & Young LLP from 1985 to 2006.  Mr. Riley has a B.Comm. (Honors) degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University.  He is currently chair of the Audit Committee of BC Lottery Corporation and Chair of the Audit Committee of Primero Mining Corp.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees
2011	$45,000	$15,000	$31,000	nil
2010	$40,000	$15,600	$13,500	nil

Notes:

(1)

These additional services relate to review of the Company’s SEC Form 20F and the audit of the financial statements of the Company’s subsidiaries for the year ended December 31, 2010.

(2)

Services rendered for tax compliance, tax advice or tax planning.

Assessments

Regular director assessments have not been conducted with respect to the effectiveness and contribution of the board members.  The Board believes that such formal assessments are not appropriate for its members at this stage of the Company’s development.  The Board as a whole conducts informal evaluations of the performance and effectiveness of the members as a whole.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recent financial year which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company at remuneration to be fixed by the Board.  The recommendation to re-appoint Deloitte & Touche LLP to fill the vacancy in the position of auditors was approved by the Audit Committee and the Board of the Company.  Deloitte & Touche LLP were first appointed as auditors for the Company on February 3, 2010 replacing James Stafford Inc., Chartered Accountants as auditors.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by the directors and executive officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Financial Statements and Auditor’s Report.

The Board has approved the audited financial statements for the fiscal year ended April 30, 2011, together with the auditor’s report thereon, copies of which have been sent to those shareholders who had requested receipt of same.  Copies of these materials are available on SEDAR at www.sedar.com, EDGAR at www.edgar.com and the Company’s web site www.canalaska.com.

2.

Re-Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the Company’s shareholders.

3.

Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at seven (7).

4.

Election of Directors

See “Election of Directors” for details of management’s nominees for election as directors of the Company for the ensuing year.

5.

Transact any other business which may come before the meeting

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company and is operations is available on the Company’s website at www.canalaska.com, or on SEDAR at www.sedar.com and EDGAR at www.edgar.com .  Financial information concerning the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year, copies of which are available on SEDAR, EDGAR, and on the Company’s website, or by contacting the Company at its offices located at 1020 – 625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada, or by telephone at 1-604-688-3211.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 12th day of August, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”

Peter Dasler

President & CEO